UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission), dated June 13, 2012, regarding the Ordinary and Extraordinary General and Special Class A Preferred Stockholders’ Meeting of Nortel Inversora S.A.

Buenos Aires, June 13, 2012

Mr. President of the

Comisión Nacional de Valores

Re:	Ordinary and Extraordinary General and Special Class A Preferred Stockholders’ Meeting of Nortel Inversora S.A. (the “Meeting”)

Dear Sir,

As Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel”), I hereby inform you that, on the date hereof:

1.	When considering the Second Item of the Agenda, which reads: “Consideration of the payment in cash of a preferred basic dividend to the Class A Preferred Shares, subject to the application–on its assessment basis-of the Coeficiente de Estabilización de Referencia (“CER”) corresponding to the date on which such amount will be effectively made available. Reduction of the Voluntary Reserve for the Future Distribution of Dividends, to that effect”, Nortel’s shareholders, together at the Extraordinary General Meeting, unanimously resolved:

(i)	to make available for payment, in cash and in Argentine Pesos, as from June 29, 2012, the total accumulated preferred basic dividend corresponding to the outstanding “Class A” Preferred Shares, to be adjusted based on the CER applicable as of such date. As informed at the Meeting, based on an aggregate of 401,794 outstanding “Class A” Preferred Shares, and applying the CER corresponding to May 23, 2012, (2.9979), the total amount of such dividend is AR$80,925,165, which represents an amount of AR$201.4096 for each “Class A” Preferred Share or 2014.10% of its par value (such amounts and percentage to be adjusted based on the CER applicable as of the date on which such amounts will be effectively made available);

(ii)	to make available for payment, in cash and in Argentine Pesos, as from June 29, 2012, the total preferred additional dividend corresponding to the “Class A” Preferred Shares for fiscal year 2011, which amounts to AR$22,609,287 or AR$56.2708 for each “Class A” Preferred Share, representing 562.71 % of its par value;

(iii)	to make available for payment in Argentine Pesos, as from June 29, 2012, a distribution amount of AR$ 21.9053 for each outstanding “Class A” Preferred Share, in addition to the amounts mentioned in paragraphs (i) and (ii), payable only and exclusively to those holders of “Class A” Preferred Shares who accept the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1=AR$1) and release Nortel from any claim relating to the “pesificación”, the accrual of interest and the calculation, attribution or priority of all redemption and dividend payments to be considered by the Meeting–or made in the past and referred to the “Class A” Preferred Shares, including any retentions made in the past, as applicable–, and execute a settlement agreement with the Company, to the Company’s satisfaction, or a note, to the same effect, and deliver it to the Company before June 27, 2012, releasing and irrevocably, finally and definitively terminating any of such claims. Such payment shall be made simultaneously with the payment of the dividends, once such holders have executed and delivered the agreement or note referred to above, as applicable;

(iv)	to reduce the Voluntary Reserve for the Future Distribution of Dividends in order to make the payments referred to in paragraphs (i), (ii) and (iii) above. The exact amount by which the Voluntary Reserve for the Future Distribution of Dividends shall be reduced will depend on the adjustment referred to in paragraph (i) above and the calculation of the total amount resulting from the payment of the additional distribution referred to in paragraph (iii) above; and

(v)	to grant full powers to the Board of Directors for purposes of making the payment to the “Class A” Preferred Shares of the basic and additional dividends and corresponding amounts referred to above.

2.	In addition, when considering the Third Item of the Agenda, which reads: “Consideration of a reduction of the capital stock as a result of the scheduled redemption (pursuant to the terms and conditions of issuance) of Class “A” Preferred Shares, at the applicable redemption value, to be adjusted by application of the CER corresponding to the date on which the redemption value will be effectively made available.” Nortel’s shareholders, together at the Extraordinary General Meeting, unanimously resolved:

(i)	to approve the scheduled redemption, as from June 29, 2012 and once the distribution proposed in Item Two of the Agenda has been made available, of all the outstanding “Class A” Preferred Shares; i.e., 401,794 “Class A” Preferred Shares, at a par value of AR$10 per “Class A” Preferred Share, pursuant to the terms and conditions of issuance, at a redemption price of AR$894.5511 per share (including adjustment by the CER as of May 23, 2012), which is subject to the application of the CER corresponding to the date on which the redemption value will be effectively made available. Such payment shall be made in Argentine Pesos. As informed at the Meeting, based on the applicable CER as of May 23, 2012, the aggregate redemption value of all the outstanding “Class A” Preferred Shares amounts to AR$359,425,268.05, which amount shall be adjusted based on the CER applicable on the date on which the redemption value will be effectively made available;

(ii)	to reduce the Company’s capital stock in an amount resulting from the redemption of “Class A” Preferred Shares approved in paragraph (i) above, by reducing the account Capital Stock in an amount of AR$4,017,940 and the account Inflation Adjustment of Capital Stock in an amount of AR$6,384,547.91, which represents 5.5784% of each of such accounts, and by reducing the account Share Issue Premiums in an amount equal to the remaining balance of the aggregate redemption value to be paid to the “Class A” Preferred Shares. Such remaining balance shall be determined based on the CER applicable on the date on which the redemption value will be effectively made available. As informed at the Meeting, after applying the CER as of May 23, 2012, such remaining balance attributable to the Share Issue Premiums amounts to AR$349,022,780.14. Consequently, the reduction of accounts based on the CER as of May 23, 2012 is the following: Capital Stock, AR$4,017,940; Inflation Adjustment of Capital Stock, AR$6,384,547.91; and Share Issue Premiums, AR$349,022,780.14, amounting to AR$359,425,268.05, which shall be adjusted based on the CER applicable on the date on which the redemption value will be effectively made available; and

(iii)	to grant full powers to the Board of Directors for purposes of completing the scheduled redemption of the “Class A” Preferred Shares referred to above.

3.	When considering the Fourth Item of the Agenda, which reads: “Ratification by the holders of Class “A” Preferred Shares, at a special shareholders’ meeting of holders of Class “A” Preferred Shares, of the resolutions approved in connection with Items Second and Third of the Agenda.”, the Special “Class A” Preferred Stockholders’ Meeting unanimously ratified the resolutions passed in Items Two and Three of the Agenda.

4.	When considering the Fifth Item of the Agenda, which reads: “Consideration of a possible payment in cash of a dividend to the Class B Preferred Shares and the shares of common stock. In such case, reduction of the Voluntary Reserve for the Future Distribution of Dividends, to that effect.”, Nortel’s shareholders, together at the Extraordinary General Meeting, unanimously resolved:

(i)	to make available for payment, in cash and in Argentine Pesos, as from June 29, 2012, a dividend corresponding to fiscal year 2011 of AR$5,385,514 to the holders of “Class B” Preferred Shares, which represents an amount of AR$3.66248 for each “Class B” Preferred Share or 36.62% of its par value;

(ii)	to make available for payment, in cash and in Argentine Pesos, as from June 29, 2012, a dividend corresponding to fiscal year 2011 of AR$5,614,486 to the holders of shares of common stock, which represents an amount of AR$1.0533 for each share of common stock, or 10.53% of its par value;

(iii)

to inform to the Meeting that, pursuant to the terms and conditions of issuance of the “Class B” Preferred Shares, the dividend proposed for the holders of “Class B” Preferred Shares represents 48.959214% of the dividends referred to in paragraphs (i) and (ii) of this proposal, considered in the aggregate, while the dividend proposed for the holders of shares of common stock represents the remaining 51.040786%;

(iv)	to reduce the Voluntary Reserve for the Future Distribution of Dividends by an amount of AR$11,000,000, in order to make the payments proposed in paragraphs (i) and (ii) above; and

(iv)	to grant full powers to the Board of Directors for purposes of perfecting payment to the “Class B” Preferred Shares and shares of Common Stock of the dividends in cash referred to above.

5.

Finally, when considering the Sixth Item of the Agenda, which reads: “Ratification of the appointment of a director by the Supervisory Committee pursuant to Section 258, 2nd paragraph of Law 19,550”, Nortel’s shareholders, at the Ordinary General Meeting, unanimously resolved to ratify the appointment of Mr. Patrizio Graziani as Director of the Company, which was made pursuant to Section 258, 2nd paragraph of Law No. 19,550.

Sincerely yours,

Jorge Alberto Firpo Officer in Charge of Market Relations Nortel Inversora S.A:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: June 14, 2012	By:	/s/ Jorge Alberto Firpo
Name: Jorge Alberto Firpo
Title: General Manager